FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 23 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit Description

No. 1   RNS Announcement, re: 'De-Listing Announcement' dated 23 September 2004




23 September 2004

                               British Energy plc

                             DELISTING ANNOUNCEMENT

British Energy plc ("British Energy") announces that it is today posting a circular to shareholders giving notice of its application to the UK Listing Authority for the cancellation of the listings of its Ordinary and A shares. Application is also being made to the London Stock Exchange for the cessation of trading in the Ordinary and A shares.

No application is being made for cancellation of the listings of British Energy's outstanding bonds due in 2003, 2006 and 2016.


The full text of the circular being posted today is appended to this announcement.


The Chairman of British Energy, Adrian Montague C.B.E said:


"We have taken the decision to seek delisting with great reluctance but it is necessary to safeguard the interests of British Energy. The requisitionists are asking shareholders to gamble their interests and the Company's future. Major creditors have made it clear that they will take all steps to protect their interests. Passing these resolutions puts the Company in real danger of administration. The Board cannot support this and we will take what actions we can to protect the Company."


The Agreed Restructuring remains subject to a large number of significant uncertainties and important conditions. If the Agreed Restructuring is implemented, the return, if any, to existing shareholders will represent a very significant dilution of their existing interests. If for any reason British Energy is unable to implement the Agreed Restructuring, it may be unable to meet its financial obligations as they fall due and may have to take appropriate insolvency proceedings. In this case, the distributions to the unsecured creditors (including Bondholders, RBS, the Significant Creditors and BNFL) may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders.


Copies of the circular referred to above have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7066 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).


For further information please contact:

John Searles                      01355 262 202               Investor Relations
Andrew Dowler                     020 7831 3113               Media enquiries
www.british-energy.com


                                    APPENDIX


Cancellation of listing and cessation of trading of Ordinary Shares and A Shares


The Company announced today that subject to the application made by it in the United States for an injunction it will be convening an extraordinary general meeting to be held on 22 October 2004 in response to the requisition received from certain shareholder groups. The Company also announced that as a result of this attempt to hinder the restructuring agreed by the Company in October 2003, the Company would be applying for the UK Listing Authority ("UKLA") to cancel the listings of the Ordinary and A Shares.


The purpose of this letter is to notify you, in accordance with the Company's obligations under the Listing Rules, that the Company intends to seek cancellation and apply to the UKLA to cancel the listing of the ordinary shares of 4428/43p each ("Ordinary Shares") and A shares of 60p each ("A Shares") in the capital of the Company from the Official List of the UKLA at the end of the 20 day notice period, such cancellation to take immediate effect. The UKLA is expected to make a decision upon the cancellation on 20 October 2004 and we expect the cancellation to take effect at 8.00 a.m. on 21 October 2004 and the last day for dealings in Ordinary Shares and A Shares on the main market of the London Stock Exchange to be 20 October 2004. In making its decision the UKLA will take into account all relevant circumstances pertaining at the time. Under the Listing Rules, the Company may apply to delist the Ordinary Shares and A Shares from the Official List without shareholder approval.


If, as we believe appropriate, the UKLA decides to proceed with the cancellation the UKLA will cancel the listings and notify the Company formally of its decision. After a further period which we would expect to be 28 days, during which under the statutory notice regime the Company is entitled to make representations to the UKLA, the UKLA will decide again, taking into account all relevant circumstances pertaining at the time including any representations received, whether to confirm the cancellation which has already been effected. The Company will support the cancellation and therefore expects any cancellation which is effected to be confirmed.


The New York Stock Exchange has informed the Company that trading of the Company's American Depositary Receipts on the New York Stock Exchange is likely to be suspended and delisting proceedings commenced in New York on or before the date on which the London listings of the shares are cancelled in London. Any final termination of the Company's listing of American Depositary Receipts on the New York Stock Exchange is subject to appeal by the Company, which appeal must be filed within ten business days from the suspension date.


The Company is not intending to apply to the UKLA to cancel the London listing of the Company's bonds due in 2003, 2006 and 2016.


On 1 October 2003, the Company entered into the Creditor Restructuring Agreement which, subject to important conditions (including the Secretary of State's entitlement to be satisfied as to the viability of the Group, there being no material adverse change and the Scottish Court's approval), is a binding agreement containing both specific obligations and a reasonable efforts obligation to implement the agreed restructuring (the "Agreed Restructuring"). The agreement includes a specific obligation upon the Company to take steps to cancel the London listings of its shares in the event that the resolution to approve the disposal of all the Company's business and liabilities (the " Disposal") is not passed. The inclusion of this obligation was an explicit requirement of creditors in order for them to enter into the Creditor Restructuring Agreement. The Company believes that if it had not entered into the Creditor Restructuring Agreement at that time it would have had to take appropriate insolvency proceedings and it is highly unlikely that there would have been any return to shareholders.


On 3 September 2004 two groups of shareholders, together holding 10.22% of the Company's Ordinary Shares, requisitioned an extraordinary general meeting (the "Requisitioned EGM"). Those groups of shareholders were Polygon Investment Partners LLP, Brandes Investment Partners, LLC and their respective associates (together, "Polygon and Brandes"). Subject to the application made by it in the United States for an injunction, the Company will shortly be issuing a circular to shareholders containing the notice of the Requisitioned EGM.


One of the resolutions proposed by Polygon and Brandes has the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings. If the Company were required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares in the circumstances explained above, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.


The Company has been informed by certain creditors to whom it and its subsidiaries (the "Group") owe significant amounts that if that happens and they cannot compel the Company to perform the Creditor Restructuring Agreement they will take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. They have said they will then take steps to recover amounts owing to them including taking steps to force the Company into administration. If that happens then we believe that other creditors also a party to the Creditor Restructuring Agreement will also demand payment. Therefore the Group will come under a requirement to pay GBP1.5 billion (the "Standstill Sum") to creditors and British Nuclear Fuels plc. The Group does not have the resources to pay that amount.


In addition to an obligation to pay the Standstill Sum there would be other adverse consequences of termination of the Creditor Restructuring Agreement including disruption to the Company's trading activities.


It should be noted that following receipt of EU approval for the Restructuring Aid within the Agreed Restructuring additional justification would be required to enable the Government to provide emergency financial support, as it previously did, under the Rescue Aid provisions of EU law. Therefore no assurance can be given that the Government could provide such support even if it wished to do so.


As a result of the breach of the Creditor Restructuring Agreement the Company may be exposed to significant claims for damages for breach of contract.


Because the creditors have said that they would be demanding immediate repayment of monies that the Company judges, for the reasons set out above, it would be unable to pay, we consider that the directors of the Company would have no choice but to place the Company into administration. The board believes that this is not an acceptable risk for the Company to take.


Therefore, reluctantly, the board has decided, in order, so far as possible, to avoid the limitations that will be imposed if the resolutions at the Requisitioned EGM are passed, that the Company should proceed to apply to the UKLA to cancel the listing of its Ordinary Shares and A Shares as soon as practicable. This decision will not, of itself, affect implementation of the Agreed Restructuring. In particular it will not deprive shareholders of the opportunity, under the Agreed Restructuring if it proceeds, to receive 2.5 per cent. of the ordinary share capital of the restructured Group and warrants over a further 5 per cent. if the scheme of arrangement to be proposed to shareholders becomes effective or only warrants over 5 per cent. if the Disposal is approved. The circular for the Requisitioned EGM will set out the board's considered views and recommendations in relation to each of the resolutions requisitioned by Polygon and Brandes.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 23 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations